UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39037G109

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,534,327(1)
	8	SHARED VOTING POWER 2,372,656(2)
	9	SOLE DISPOSITIVE POWER 2,534,327(1)
	10	SHARED DISPOSITIVE POWER 2,372,656(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON IA, PN

(1)

Northern Right Management (as defined herein) may be deemed to beneficially own 2,534,327 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 946,467 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.

(2)

Northern Right Management may be deemed to beneficially own 2,372,656 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC Partners I (as defined herein), including 867,595 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC Partners I in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,808,451(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,808,451(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,808,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

(1)

Northern Right QP is the sole owner of 1,414,089 shares of Common Stock and has a conversionary interest in 394,362 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS NRC Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 564,205(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 564,205(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

(1)

NRC Partners I is the sole owner of 90,972 shares of Common Stock and has a conversionary interest in 473,233 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC Partners I in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,906,983(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,906,983(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON IA, OO

(1)

BCA (as defined herein) may be deemed to beneficially own 4,906,983 shares of Common Stock currently held by Northern Right QP, NRC Partners I and the Managed Accounts, including 1,814,062 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,881(1)
	8	SHARED VOTING POWER 4,906,983(2)
	9	SOLE DISPOSITIVE POWER 176,881(1)
	10	SHARED DISPOSITIVE POWER 4,906,983(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,083,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON IN

(1)

Mr. Drapkin is the sole owner of 276,711 restricted shares of Common Stock of which 178,702 restricted shares are deferred pursuant to a pre-established deferral election and will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin’s service as a member of the board of directors of the Issuer (as defined herein). Of such deferred shares, 68,695 will remain unvested within 60 days of the date hereof. Mr. Drapkin also has a conversionary interest in 78,872 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes.

(2)

Mr. Drapkin may be deemed to beneficially own 4,906,983 shares of Common Stock currently held by Northern Right QP, NRC Partners I and the Managed Accounts, including 1,814,062 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2017, as amended on October 5, 2017, March 2, 2020 and May 16, 2022, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the “Common Stock”), of Great Elm Group, Inc., a Delaware corporation (the “Issuer”) (as amended, this “Statement”).

This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); NRC Partners I, LP, a Delaware limited partnership (“NRC Partners I”); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP and NRC Partners I, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

From May 16, 2022 to June 9, 2022, the Reporting Persons expended an aggregate amount equal to $894,557.62 (including commissions) to purchase 382,337 shares of Common Stock. In February of 2020, the Reporting Persons expended an aggregate of $6,000,000 to purchase 5.0% Convertible Senior PIK Notes due 2030 of the Issuer (the “PIK Notes”). Following the purchase of the PIK Notes, the Reporting Persons received additional PIK Notes as interest payments thereon, on each of June 30 and December 31 in the years 2020 and 2021. All or any portion of the PIK Notes may be converted by their holders into shares of Common Stock if the portion to be converted is $1,000 principal amount or an integral multiple thereof. The Reporting Persons may convert, at their option and at any time after issuance, the PIK Notes to a maximum of 1,892,934 shares of Common Stock in the aggregate at an initial conversion rate of 288.0018 shares of Common Stock per $1,000 principal amount of PIK Notes, subject to customary conversion rate adjustments.

Funds used to purchase the reported securities have come from the working capital of Northern Right QP, NRC Partners I and the Managed Accounts, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)

As of June 9, 2022, the Reporting Persons may be deemed to beneficially own in the aggregate 5,083,864 shares of Common Stock, which represent approximately 17.3% of the outstanding shares of Common Stock.1 The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 29,359,447 shares of Common Stock outstanding, which is derived by adding (i) 27,466,513 shares of Common Stock outstanding as of May 2, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on May 5, 2022, and (ii) the shares of Common Stock that could be issued to each Reporting Person in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,808,451 shares of Common Stock (the “QP Shares”), including 394,362 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 6.2% of the outstanding shares of Common Stock.

NRC Partners I beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 564,205 shares of Common Stock (the “NRC Shares”), including 473,233 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC Partners I in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. These shares of Common Stock represent approximately 1.9% of the outstanding shares of Common Stock.

As general partner of Northern Right QP and NRC Partners I, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares and the NRC Shares. Northern Right Management disclaims beneficial ownership of the such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 2,534,327 shares of the Common Stock held by the Managed Accounts, including 946,467 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 8.6% of the outstanding shares of Common Stock.

[1]

Excludes 178,702 Deferral Shares, which were issued to Mr. Drapkin in consideration of his service on the Board. Of such Deferral Shares, 68,695 are currently unvested and will not vest within 60 days of the date of this Statement. Such shares will vest as follows: (i) 15,778 Deferral Shares will vest in equal monthly installments on the end of each month beginning on July 31, 2022 through December 31, 2022; (ii) 20,632 Deferral Shares will vest in equal installments on September 30, 2022 and December 31, 2022; and (iii) 32,285 Deferral Shares will vest in equal installments on September 30, 2022, December 31, 2022 and March 31, 2023.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 1,814,062 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 16.7% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 176,881 shares of Common Stock. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA, including 1,814,062 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 17.3% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the most recent amendment to their Schedule 13D, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share ($)
Northern Right QP	05/16/2022	2,606	2.1132
Northern Right QP	05/18/2022	1,630	2.0357
Northern Right QP	05/19/2022	13,042	2.1544
Northern Right QP	05/23/2022	16,307	2.19
Northern Right QP	05/31/2022	3,403	2.3091
Northern Right QP	06/01/2022	8,098	2.3762
Northern Right QP	06/02/2022	2,035	2.4065
Northern Right QP	06/09/2022	77,128	2.38
NRC Partners I, LP	05/16/2022	872	2.1132
NRC Partners I, LP	05/18/2022	545	2.0357
NRC Partners I, LP	05/19/2022	4,361	2.1544
NRC Partners I, LP	05/23/2022	5,464	2.19
NRC Partners I, LP	05/31/2022	1,143	2.3091
NRC Partners I, LP	06/01/2022	2,718	2.3762
NRC Partners I, LP	06/02/2022	687	2.4065
NRC Partners I, LP	06/09/2022	25,883	2.38

Managed Account	05/16/2022	522	2.1132
Managed Account	05/16/2022	4,000	2.1132
Managed Account	05/18/2022	325	2.0357
Managed Account	05/18/2022	2,500	2.0357
Managed Account	05/19/2022	2,597	2.1544
Managed Account	05/19/2022	20,000	2.1544
Managed Account	05/23/2022	3,229	2.19
Managed Account	05/23/2022	25,000	2.19
Managed Account	05/31/2022	696	2.3091
Managed Account	05/31/2022	5,242	2.3091
Managed Account	06/01/2022	1,646	2.3762
Managed Account	06/01/2022	12,462	2.3762
Managed Account	06/02/2022	424	2.4065
Managed Account	06/02/2022	3,146	2.4065
Managed Account	06/09/2022	15,808	2.38
Managed Account	06/09/2022	118,818	2.38

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2022

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NRC PARTNERS I, LP

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin